Simpson Thacher & Bartlett LLP

900 G STREET NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

July 25, 2022

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa N. Larkin and Lauren Hamilton

Re:	Blackstone Private Credit Fund

Registration Statement on Form N-2

(File No. 333-264426)

Ladies and Gentlemen:

On behalf of Blackstone Private Credit Fund (the “Fund”), a business development company (“BDC”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (the “Amendment No. 1”) to the above-referenced registration statement on Form N-2 (the “Registration Statement”) in connection with an offering of unsecured notes issued by the Fund (the “Notes”). Amendment No. 1 includes revisions to the Registration Statement in response to the Staff’s comments received by telephone on April 13, 2022 and April 22, 2022 relating to the Registration Statement and to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

1. Please verify the appropriate footnotes are referenced throughout the Financial Highlights table on page 26 of the Registration Statement.

The Fund has updated the footnotes as applicable.

2. On page 85 of the Registration Statement, disclosure under the sub-section titled “Twin Peaks Acquisition” references the unaudited financial statements for the year ended December 31, 2021. Please confirm whether such disclosure should reference the audited financial statements.

The Fund confirms this disclosure is in reference to the audited financial statements for the fiscal year ended December 31, 2021 and has updated the disclosure accordingly.

Securities and Exchange Commission	July 25, 2022

3. On page 88 of the Registration Statement, disclosure under the sub-section titled “Investments and Fair Value Measurements” references the unaudited financial statements for the year ended December 31, 2021. Please confirm whether such disclosure should reference the audited financial statements.

The Fund confirms this disclosure is in reference to the audited financial statements for the fiscal year ended December 31, 2021 and has updated the disclosure accordingly.

4. On page 114 of the Registration Statement under the sub-section titled “Incentive Fee Based Income”, please include disclosure that states that investors may be charged an incentive fee on an income amount that is higher than the actual income they will receive.

The Fund has added the requested disclosure to Amendment No. 1.

5. Please add the total amount of indebtedness with respect to the senior securities listed in the Senior Securities table on p. 130.

The Fund has added the requested disclosure to Amendment No. 1.

6. On page 127 of the Registration Statement, please confirm the total amount outstanding for the 3.27% Notes and 1.750% Notes are consistent with the borrowing table in the financial statements for the fiscal year ended December 31, 2021.

The Fund has updated the disclosure to conform to the borrowing table in the financial statements for the fiscal year ended December 31, 2021.

7. In accordance with Rule 12-12 under Regulation S-X, please include all required footnotes under Portfolio Companies table.

The Fund has added the required footnotes in Amendment No. 1.

8. Please include the audited financial statements and the related consent from the Fund’s independent registered public accountant.

The Fund has included the audited financial statements and consent from the Fund’s independent registered public accountant in Amendment No. 1.

Securities and Exchange Commission	July 25, 2022

9. Please confirm whether the Notes registered under this Registration Statement will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”) or whether this is a one-time offering.

The Fund confirms that the Notes being registered under the Registration Statement are being offered on a one-time basis and not in reliance on Rule 415 under the Securities Act.

10. The following comments relate to the Fund’s relationship with any of its subsidiaries:

i.	Please disclose that the term “subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

The Fund has revised disclosure in accordance with the Staff’s comment.

ii.	Please disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (the “Investment Company Act”) governing investment policies on an aggregate basis with the subsidiary.

The Fund has revised disclosure in accordance with the Staff’s comment.

iii.

Please disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage on an aggregate basis with the subsidiary, that the Fund treats the subsidiary’s debt as its own.

The Fund has revised disclosure in accordance with the Staff’s comment.

iv.

Please disclose that any investment adviser to the subsidiary complies with provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), relating to investment advisory contracts as if it were an investment adviser to the Fund under Section 2(a)(20) under the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary for purposes of complying with Section 15(c) under the 1940 Act, reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined.

The Fund expects that any investment advice provided by an investment adviser to a subsidiary of the Fund would be provided by the Fund’s investment adviser and confirms that the Fund’s Board will consider any investment advisory services provided to a subsidiary of the Fund in connection with the Board’s annual consideration of the Fund’s investment advisory agreement. Accordingly, at this time the Fund does not believe additional disclosure is required.

Securities and Exchange Commission	July 25, 2022

The Fund expects that any subsidiary will not be required to register as an investment company under the 1940 Act, and therefore any investment advisory agreement with such subsidiary will not be subject to the provisions of Section 15 of the 1940 Act. Nevertheless, the Fund confirms that, to the extent that any such investment advisory agreement provides for compensation from the Fund or the subsidiary, (i) such investment advisory agreement will be approved by the Fund’s Board and (ii) such investment advisory agreement between the subsidiary and its investment adviser will be filed as an exhibit to the Registration Statement.

v.	Please disclose that each subsidiary complies with provisions relating to affiliated transactions and custody. Identify the custodian of the subsidiary if any.

The Fund has revised disclosure in accordance with the Staff’s comment. The Fund confirms that the custodian is identified in the section titled “Custodian, Transfer and Distribution and Paying Agent and Registrar.”

vi.

Please disclose if any of the subsidiaries’ principal investment strategies or principal risks constitute principal investment strategies or principal risks of the Fund. Principal investment strategies and risk disclosures of a fund that invests in a subsidiary would reflect aggregate operations of the Fund and the subsidiary.

The Fund has added disclosure to note that the investment strategies and principal risks of a subsidiary are the same as the Fund’s investment strategies and principal risks.

vii.	Please explain in correspondence whether the financial statements of the subsidiaries will be consolidated with those of the Fund. If not, please explain why not.

The Fund confirms that the financial statements of each subsidiary are consolidated with the Fund’s financial statements.

viii.

Please confirm in correspondence that the subsidiaries and their board of directors will agree to inspection by the staff and that the subsidiary’s books and records will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

The Fund confirms that the subsidiaries and each subsidiary’s board of directors will agree to inspection by the staff of the SEC. The Fund further confirms that each subsidiary’s books and records will be maintained in accordance with Section 31 of the 1940 Act.

Securities and Exchange Commission	July 25, 2022

11. Please confirm that a wholly owned subsidiary’s management fees, including any performance fees, will be included as part of the management fees of the Fund, and that the wholly owned subsidiary’s expenses will be included as other expenses in the Fund’s fees and expenses table.

The Fund confirms that the management fees and performance fees of a wholly owned subsidiary of the Fund are charged directly to the Fund and not at the wholly owned subsidiary-level. Since the Fund’s wholly owned subsidiaries are consolidated, their expenses are included in the Fund’s fees and expenses table. The Fund’s “Other expenses” in the Fund’s fees and expenses table represent the estimated annual other expenses of the Fund and its wholly owned subsidiaries based on annualized other expenses for the current fiscal year ended December 31, 2022. However, this is a debt offering, and the Fund has not included a fee table with this filing, as it is not required.

12. Does the Fund have any wholly owned small business investment company (“SBIC”) subsidiaries?

The Fund confirms that it does not own any SBICs.

13. Please confirm the Fund does not intend to issue preferred shares within a year, otherwise add appropriate disclosure in the “Risk Factors” section.

The Fund confirms that it does not currently intend to issue preferred shares within a year.

14. Please update disclosure in the Registration Statement.

The disclosure has been updated for March 31, 2022 as applicable and required by Form N-2.

15. On page 14 of the Registration Statement in the sub-section titled “Evaluation—Investment Committee Process,” under the bullet point titled “Company Analysis: Does the company meet the investment criteria defined by the “Blackstone Credit Scorecard”? – Sustainable barriers to entry that drive pricing power,” please provide a plain English parenthetical further describing this.

The Fund has added the requested plain English parenthetical to this disclosure.

Securities and Exchange Commission	July 25, 2022

16. Please confirm all disclosure regarding the five-step process for the Fund’s “Investment Process Overview” on page 11 is present in the Registration Statement. For instance, there does not appear to be a heading for the “Execution” phase.

The Fund confirms disclosure regarding the Fund’s five-step “Investment Process Overview” is accurate, appropriate and compliant with Form N-2. The Fund supplementally confirms that disclosure has not been added under the aforementioned section related to the Fund’s “Execution” phase because this is not a material step in the Fund’s investment process.

17. On page 41, the Registration Statement includes disclosure related to risks associated with foreign investments. Please consider adding additional risk regarding Russia and the war in Ukraine.

The Fund confirms that the Registration Statement includes disclosure about Russia and the war in Ukraine in the risk factor titled “General economic conditions could adversely affect the performance of our investments.”

18. On page 55 of the Registration Statement, there is a mention of total return swaps (“TRS”). Please confirm that the Fund looks through the TRS contracts and counts the underlying referenced assets as investments for purposes of the incentive fee calculation.

Although the Fund does not anticipate making significant investments in derivatives and swaps, similar to its direct investment in portfolio companies, the fair value of any such derivatives and swaps, which will not necessarily equal the notional value of such derivatives and swaps, will be included in our calculation of gross assets, which is used to calculate base management fees. For purposes of computing the incentive fee on income, although the Fund does not anticipate making significant investments in derivatives and swaps, net interest, if any, associated with a derivative or swap (which is defined as the difference between (i) the interest income and transaction fees received in respect of the reference assets of the derivative or swap and (ii) all interest and other expenses paid by the Fund to the derivative or swap counterparty) will be included in the calculation of quarterly pre-incentive fee net investment income for purposes of the incentive fee on income. The notional value of any such derivatives or swaps is not used for these purposes.

The Fund respectfully submits that it is aware of the Staff’s position regarding the treatment of a total return swap for purposes of (i) the asset coverage requirements of Section 18 of the 1940 Act, which will be applicable to it as a BDC under Section 61 of the 1940 Act, and (ii) determination of qualifying assets for purposes of Section 55(a) of the 1940 Act. If the Fund were to enter into a total return swap, the Fund expects that it would treat the outstanding notional amount of the total return swap, less the amount of any cash collateral or other liquid assets posted or segregated by it under the total return swap, as a senior security for the life of that instrument and would treat the assets underlying a total return swap as assets of the Fund for such regulatory purposes. The Fund respectfully reserves its right in the future to treat any total return swap for regulatory purposes in accordance with any then current Staff or Commission rule, guidance or interpretation regarding the regulatory treatment of total return swaps or similar derivative instruments that differs from such proposed treatment.

Securities and Exchange Commission	July 25, 2022

19. On page 60 of the Registration Statement, there is a reference that the Fund has applied for exemptive relief to permit the Fund to pay its Adviser all or a portion of its fees in shares of Common Shares in lieu of cash. Please update the Staff with respect to the status of the exemptive relief application.

The Fund withdrew its exemptive relief application. The referenced disclosure has been updated accordingly.

20. On page 65 of the Registration Statement in the table illustrating the effects of leverage on the Fund’s total returns, please consider notating the negative sign with either a minus sign or parenthesis.

The Fund has revised the table accordingly.

21. On page 69 of the Registration Statement in the section titled “Use of Proceeds,” please indicate how long it will take the Fund to invest the proceeds.

The Fund has updated this disclosure accordingly.

22. Please provide a representation that the Fund reasonably believes its assets will provide adequate coverage to allow the Fund to satisfy all of its unfunded commitments and a general explanation as to why it believes it can cover.

The Fund hereby represents that it reasonably believes that its assets will provide adequate coverage to allow it to satisfy any of its future unfunded investment commitments. The Fund and the Adviser intend to monitor the Fund’s level of unfunded investment commitments to determine that the Fund has sufficient assets, sufficient unfunded capital commitments and available debt commitments under subscription or other leverage facilities to provide adequate coverage to satisfy unfunded investment commitments that are likely to be drawn upon by portfolio companies. Should the level of unfunded commitments rise to a level such that the Fund no longer believes that it maintains sufficient assets to provide adequate coverage, the Company would explore one or more of (a) the expansion of an existing leverage facility or entry into a new leverage facility (subject to the limitations of the Investment Company Act), (b) drawdowns of unfunded capital commitments, (c) the sale of certain of its assets for cash and (d) the cessation of certain investment activities.

23. If the Fund’s investment objectives can be changed without a shareholder vote, please add disclosure indicating so.

The Fund has added the requested disclosure to Amendment No. 1.

Securities and Exchange Commission	July 25, 2022

24. On page 105, please update the cross reference to the financial statements to be included in Amendment No. 1 to the Registration Statement.

The Fund has updated the cross reference.

25. On page 125 in the section titled “Senior Securities,” please state that the year ends are audited.

The Fund has added the requested disclosure to Amendment No. 1.

26. Please add the appropriate footnotes at the end of the “Portfolio Companies” table.

The Fund has added the appropriate footnotes referenced in the “Portfolio Companies” table.

27. Please add additional disclosure in the “Portfolio Companies” table regarding Cambium Learning Group, Inc. if the Fund has invested more than 5% of its total assets in that portfolio company.

The Fund has not invested more than 5% of its total assets in Cambium Learning Group, Inc. Although the Fund has invested more than 5% of its net assets in certain portfolio companies, it has not invested more than 5% of its total assets in any individual portfolio company.

28. Please complete the information required for the portfolio managers of the Fund under Form N-2, Item 9.1.c (i.e. name, title, length of service, past five years of employment) and provide a cross reference for where additional information can be found regarding compensation, other accounts managed, and ownership of securities.

The Fund has added the requested disclosure.

29. Please complete the information in the section titled “Underwriting” and include a “Plan of Distribution.”

The Fund will include this disclosure prior to requesting effectiveness of the offering.

Securities and Exchange Commission	July 25, 2022

Please call Rajib Chanda (202-636-5543), Benjamin Wells (212-455-2516) or me (202-636-5592) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP Benjamin Wells, Simpson Thacher & Bartlett LLP